Exhibit 21.1

List of Subsidiaries of AVAX Technologies, Inc.

All of the entities listed below are wholly-owned direct or indirect subsidiaries of AVAX Technologies, Inc.

UNITED STATES INCORPORATION (DELAWARE)

AVAX International IP Holdings, Inc.

AVAX International Holdings, Inc.

AVAX International Services, Inc.

AVAX America, Inc.

FRENCH ENTITIES

GPH, S.A.

Genopoietic, S.A.